Exhibit 99.16

CONSENT OF ENGINEER

Ladies and Gentlemen:

The undersigned company hereby consents to (1) the references to the undersigned company’s name included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. in connection with the report entitled “Preliminary Economic Assessment for the Wheeler River Uranium Project, Saskatchewan, Canada” dated March 31, 2016, and (2) all other references to the undersigned company included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp.

Dated: March 30, 2017

SRK CONSULTING (CANADA) INC.

By:	/s/ Mark Liskowich
Name:	Mark Liskowich, P.Geo.
Title:	Practice Leader and Principal Consultant